Exhibit 99.1

     IMI REPORTS FIRST-QUARTER RESULTS AND PROVIDES UPDATE ON LEAD PRODUCTS

TORONTO (May 21, 2003) - IMI International Medical Innovations Inc. (TSX:IMI) today announced results for its fiscal 2003 first quarter ended March 31, 2003 and highlighted recent developments for its lead products. During the quarter IMI continued preparations for the commercial launch of its heart disease predictive tests scheduled for this year, and had all three of its cancer-detection tests accepted for presentation at a major medical meeting.

"We are on track to begin marketing programs for our heart disease predictive test this year," said Dr. Brent Norton, IMI President and CEO. "With our partner McNeil Consumer Healthcare we took important steps toward that goal in the first quarter of the year. Most importantly, we made strong progress in developing two new skin cholesterol test formats - one designed for automated laboratory processing and the other for home use. The result of these efforts is that we are on track to begin marketing this fall. That marketing effort will be supported by ongoing studies and publications, including the results of our newest study on pediatric use of skin cholesterol that were recently accepted for presentation at the 85th Annual Meeting of The Endocrine Society in June."

"Our three cancer-detection tests continue to gain increasing attention in the scientific and medical community. Late last year we analyzed our latest studies with ColorectAlert, LungAlert and our new test for breast cancer, and all three were accepted for presentation at the American Association for Cancer Research annual meeting. Although that meeting was postponed due to SARS in Toronto, it has been rescheduled for the week of July 12 in Washington D.C. and will include IMI's three presentations. The postponement has enabled IMI to add further data to the lung and breast studies for these presentations. In addition, we began a clinical study involving LungAlert in Japan with a major Japanese corporate partner to gain a foothold in a critical market for LungAlert," said Dr. Norton.

"In the first quarter we became a registered issuer in the U.S. with the acceptance of our SEC registration, a step required for our U.S. stock listing. At this time, with our market capitalization and stock price just below the required levels for listing, we are in constant contact with officials at the American Stock Exchange and are working toward securing the listing as soon as possible," said Dr. Norton.

"We continue to be in a strong financial position to execute our plan, which calls for the commercialization of multiple products united by the single vision of predictive medicine," said Dr. Norton.


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Financial Highlights
For the three months ended March 31, 2003 (Q1 2003), IMI reports a net loss of $811,162 or $0.04 per share compared with a loss of $799,121 or $0.04 per share for the quarter ended March 31, 2002 (Q1 2002).

Research and development expenditures for the quarter decreased to $355,000 compared with $417,000 in fiscal 2002. The main reason for this decrease was a reduction of $103,000 in patent and trademark fees. The Company has an active clinical trial program with approximately 12 studies of varying size and scope being conducted to support IMI's four principal products. Several of these studies are funded by third parties including government entities and multinational companies. Most of the other development costs remained at fairly constant levels.

General and administration expenses amounted to $519,000 for fiscal 2003 compared to $395,000 in fiscal 2002, an increase of $124,000. The Company completed its registration with the U.S. Securities and Exchange Commission
(SEC) which cost $31,000 for fiscal 2003 compared with nil in fiscal 2002. Compensation and employee-related expenses increased by $72,000 for fiscal 2003 compared with fiscal 2002, which included the addition of one employee, payment of directors' fees and annual salary increases. The adoption of stock-based compensation applied to the Employee Share Purchase Plan resulted in a non-cash expense of $13,000 for fiscal 2003 compared to nil for fiscal 2002. IMI's financial commitment for an ongoing U.S. consulting relationship ended in 2002 resulting in a savings of $40,000 in fiscal 2003.

As at March 31, 2003 the Company had cash, cash equivalents and short-term investments totaling $9,387,000 ($10,112,000 as at December 31, 2002). The Company received $143,000 from the exercise of options and the repayment of shareholder loans. Cash used to fund the operating activities during fiscal 2003 amounted to $858,000 compared with $823,000 in fiscal 2002. The Company has no long-term debt.

About IMI
IMI is a world leader in predictive medicine. IMI is dedicated to developing rapid, non-invasive tests for the early detection of life-threatening diseases, particularly cardiovascular disease and cancer. The company's head office is located in Toronto, and its research and product development facility is at McMaster University in Hamilton, Ontario. For further information, please visit the company's web site at www.imimedical.com.

Quarterly investor webcast and conference call:
Wednesday, May 21, 2003, 10:30 a.m. ET
Live webcast: www.imimedical.com
Toronto (416) 695-5806; North America (800) 273-9672
Replay available on IMI's web site (www.imimedical.com) for three months, or via phone until May 28 at (416) 695-5800 or (800) 408-3053, access code 1423562.


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This release contains forward-looking statements that reflect the company's current expectation regarding future events. The forward-looking statements involve risk and uncertainties. Actual events could differ materially from those projected herein and depend on a number of factors including, but not limited to, changing market conditions, successful and timely completion of clinical studies, uncertainties related to the regulatory approval process, establishment of corporate alliances and other risks detailed from time to time in the company's quarterly, annual and other regular filings.


For more information contact:
Andrew Weir, Director, Communications
Ron Hosking, Vice President and CFO
(416) 222-3449
aweir@imimedical.com


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IMI International Medical Innovations Inc.
Incorporated under the laws of Canada
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Consolidated Balance Sheets
As at March 31, 2003 and December 31, 2002
                                                           March 31      December 31
                                                              2003          2002
                                                          (Unaudited)     (Audited)
-------------------------------------------------------------------------------------
ASSETS
Current
Cash and cash equivalents                                     $123,610      $150,451
Short-term investments                                       9,263,939     9,961,743
Prepaid expenses and other receivables                          90,930       237,591
Investment tax credits receivable                              309,000       271,000
-------------------------------------------------------------------------------------
Total current assets                                         9,787,479    10,620,785
-------------------------------------------------------------------------------------
Capital assets, net                                            186,692       191,632
Acquired technology, net                                       538,618       566,966
-------------------------------------------------------------------------------------
                                                           $10,512,789   $11,379,383
-------------------------------------------------------------------------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
Current
Accounts payable and accrued liabilities                      $377,057      $589,555
-------------------------------------------------------------------------------------
Total current liabilities                                      377,057       589,555
-------------------------------------------------------------------------------------
Deferred revenue                                                98,275       100,000
-------------------------------------------------------------------------------------
Total liabilities                                              475,332       689,555
-------------------------------------------------------------------------------------
Shareholders' equity
Capital Stock                                               23,944,675    23,785,884
Warrants                                                       496,000       496,000
Deficit                                                    (14,403,218)  (13,592,056)
-------------------------------------------------------------------------------------
Total shareholders' equity                                  10,037,457    10,689,828
-------------------------------------------------------------------------------------
                                                           $10,512,789   $11,379,383
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MI International Medical Innovations Inc.
-----------------------------------------------------------------------------------------------
Consolidated Statements of Loss and Deficit
                                                     Three months ended March 31
                                       --------------------------------------------------------

                                                   2003                        2002
                                               (Unaudited)                  (Unaudited)
-----------------------------------------------------------------------------------------------
EXPENSES
Research and development                                  $354,772                    $416,704
General and administration                                 518,797                     395,393
Amortization                                                42,800                      54,146
-----------------------------------------------------------------------------------------------
                                                           916,369                     866,243
-----------------------------------------------------------------------------------------------

RECOVERIES AND OTHER INCOME
Investment tax credits                                      38,000                      20,000
Interest                                                    67,207                      47,122
-----------------------------------------------------------------------------------------------
                                                           105,207                      67,122
-----------------------------------------------------------------------------------------------
Net loss for the period                                   (811,162)                   (799,121)

Deficit, beginning of period                           (13,592,056)                 (9,573,794)
-----------------------------------------------------------------------------------------------
Deficit, end of period                                $(14,403,218)               $(10,372,915)
-----------------------------------------------------------------------------------------------
Basic and fully diluted loss per share                      $(0.04)                     $(0.04)
-----------------------------------------------------------------------------------------------
Weighted average number of
common shares outstanding                               20,814,267                  19,590,319
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IMI International Medical Innovations Inc.
---------------------------------------------------------------------------------------------
Consolidated Statements of Cash Flows
                                                    Three months ended March 31
                                       ------------------------------------------------------

                                                     2003                        2002
                                                  (Unaudited)                 (Unaudited)
---------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
Net loss for the period                                $(811,162)                  $(799,121)
Add item not involving cash
    Amortization                                          42,800                      54,146
    Stock compensation costs included
     in:
       Research and development expense                    3,086                           -
       General and administrative
        expense                                           13,245                           -
---------------------------------------------------------------------------------------------
                                                        (752,031)                   (744,975)
Net change in non-cash working
   capital balances related to
    operations                                          (106,102)                    (78,109)
---------------------------------------------------------------------------------------------
Cash used in operating activities                       (858,133)                   (823,084)
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INVESTING ACTIVITIES
Short term investments                                   697,804                   2,357,644
Purchase of capital assets                                (9,512)                    (11,199)
---------------------------------------------------------------------------------------------
Cash provided by investing activities                    688,292                   2,346,445
---------------------------------------------------------------------------------------------
FINANCING ACTIVITIES
Issuance of capital stock, net                           143,000                     160,000
---------------------------------------------------------------------------------------------
Cash provided by financing activities                    143,000                     160,000
---------------------------------------------------------------------------------------------
Net increase (decrease) in cash and
   cash equivalents during the period                    (26,841)                  1,683,361
Cash and cash equivalents
 -   Beginning of period                                 150,451                     593,379
---------------------------------------------------------------------------------------------
 -   End of period                                      $123,610                  $2,276,740
---------------------------------------------------------------------------------------------
Represented by
Cash                                                    $123,610                      $2,000
Cash equivalents                                               -                   2,274,740
---------------------------------------------------------------------------------------------
                                                        $123,610                  $2,276,740
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